UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 000-51217

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS’ END, INC. RETIREMENT PLAN

LANDS’ END LANE

DODGEVILLE, WI 53595

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION

3333 BEVERLY ROAD

HOFFMAN ESTATES, IL 60179

Lands’ End, Inc. Retirement Plan

McGladrey & Pullen, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee

Lands’ End, Inc. Retirement Plan

Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands’ End, Inc. Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands’ End, Inc. Retirement Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Schaumburg, Illinois

June 27, 2011

Lands’ End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009 (As Revised)
Assets:
Investments, at Fair Value:
Sears Holdings Stock Fund	$458,544	$467,139
Registered Investment Companies	137,380,044	122,769,323
Common/Collective Trust Funds	93,576,928	84,891,883

Total Investments at fair value	231,415,516	208,128,345

Receivables:
Notes Receivable from Participants	2,801,150	2,612,644
Due from Broker for Securities Sold	124,798	97,869

Total Receivables	2,925,948	2,710,513

Cash	224,013	242,418

Total Assets	234,565,477	211,081,276

Liabilities:
Due to Broker for Securities Purchased	348,812	340,287

Total Liabilities	348,812	340,287

Net Assets Available for Benefits at fair value	234,216,665	210,740,989

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(115,271)	1,366,715

Net Assets Available for Benefits	$234,101,394	$212,107,704

See Notes to the Financial Statements

Lands’ End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions (Deductions) to Net Assets Attributed to:
Investment Income:
Net Appreciation (Depreciation) in Fair Value of Investments
Sears Holdings Stock	$(45,421)
Registered Investment Companies	18,461,216
Common/Collective Trust Funds	5,533,425
Other Income	218,799
Dividend and Interest Income	1,090,380
Less: Investment expenses	(437,602)

Net Investment Income	24,820,797

Interest Income on Notes Receivable from Participants	148,877

Contributions
Employer Contributions
Matching	3,654,763
Participants’ Contributions	10,174,958
Rollovers	276,309

Total Contributions	14,106,030

Total Additions	39,075,704

Benefits Paid to Participants	(17,082,014)

Net Increase	21,993,690

Net Assets Available for Benefits
Beginning of Year	212,107,704

End of Year	$234,101,394

See Notes to Financial Statements

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands’ End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands’ End, Inc. (the Company) who are at least 19 years of age (for “regular” part-time and salaried employees) or are at least 19 years of age and have completed 1000 hours of eligible service for the first year of hire, first year of re-hire, or in any plan year (for flexible part-time, seasonal and temporary employees). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Pension Protection Act of 2006. In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers an automatic enrollment feature. Participants may affirmatively elect whether or not to make elective contributions. Active participants who do not revoke their elective contributions shall contribute a minimum of three percent of compensation. Unless otherwise revoked, effective April 1 of each plan year, a participant’s elective contributions will increase one percent until a minimum of six percent is reached. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Holdings’ Board of Directors and are allocated to each participant’s account based on their eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants’ compensation. These contributions are participant directed based on the investment options selected by the participant. There were no profit sharing contributions for the year ended December 31, 2010. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant’s earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan (Continued)

Notes Receivable from Participants: Participants have two loan options available through the Plan. The first is a hardship loan that follows federal guidelines for traditional 401(k) loan reasons where one may borrow from their fund account, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The second loan option is a general purpose loan where one may borrow against their 401(k) contributions for any reason. Subject to the above limitations, the minimum is $1,000 up to a maximum of $5,000 or the amount one has contributed to the Plan, whichever is less. The aggregate principal amount of all loans may not exceed the lesser of $50,000 or 50% of the participant’s total vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25 percent to 10.0 percent, which are commensurate with the local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Loans for other reasons than the purchase of a primary residence must be repaid within 5 years.

Payment of Benefits: On termination of service, due to death, disability, retirement or termination, a participant may receive a lump sum distribution equal to the value of the participant’s vested interest in their account or roll it over into another qualified retirement plan. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fully Benefit-Responsive Investment Contracts: In accordance with Generally Accepted Accounting Principles (GAAP) fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common/collective trust funds. As required by GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust funds as well as the adjustment of the investment in the common/collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 requires new disclosures regarding transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation in certain disclosures, inputs, and valuation techniques used in FASB ASC 820, Fair Value Measurements and Disclosures. The Plan adopted all of the requirements of this update on January 1, 2010, its effective date, except for the new requirement regarding activity in Level 3 fair value measurements which has a later effective date under the provisions of ASU 2010-06, and will become effective on January 1, 2011. The 2010 requirements of this pronouncement did not significantly impact the Plan’s fair value disclosures and the 2011 disclosure requirement is not expected to have a significant impact on the Plan’s fair value disclosures.

In September 2010, FASB issued an amendment, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment was effective for periods ending after December 15, 2010, with early adoption permitted.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $2,612,644 from investments to notes receivable as of December 31, 2009. There was no impact to net assets as of December 31, 2009 as a result of this adoption.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain equity fund expenses that are netted against participants’ investment yield.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31
	2010	2009 (As Revised)
Investment at fair value as determined by fund sponsor:
Common and collective trust funds:
RiverSource Trust Core Balance Fund II	$—	$24,050,083
Manning & Napier Retirement Target 2020 Investment Trust Fund	13,143,889	*
Manning & Napier Retirement Target 2030 Investment Trust Fund	19,958,029	*
Investment at fair value as determined by quoted market price:
Registered investment companies:
Dodge & Cox Stock Fund	18,097,689	16,628,245
Vanguard Institutional Index Fund	14,210,438	13,030,168
American Europacific Growth Fund	17,560,726	16,948,955
T. Rowe Price Growth Stock Fund	51,463,784	46,408,734
Investment at contract value as determined by fund sponsor:
Common and collective trust funds:
RiverSource Trust Income Fund II	42,684,530	43,104,823

*	Less than 5% at year end.

Note 4. Fair Value Measurements

The Plan follows the required provisions under GAAP that define “fair value”, establish a framework for measuring fair value in the application of GAAP, and expand disclosure about fair value measurements. The provisions provide that fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies (Mutual funds): Valued at the net asset value (NAV) of shares held by the Plan at year end as determined by quoted market price.

Common/Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level and major category within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$445,303			$445,303

Registered Investment Companies
Small Cap	19,686,675			19,686,675
Mid Cap	7,233,183			7,233,183
Large Cap	83,771,911			83,771,911
International	17,560,726			17,560,726
Bond	9,127,549			9,127,549

Common/Collective Trust Funds
Target Date		50,777,127		50,777,127
Stable Value		42,799,801		42,799,801
Stable Value Money Market		13,241		13,241

Total Assets at Fair Value	$137,825,347	$93,590,169	$0	$231,415,516

The following table sets forth by level and major category within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$454,886			$454,886

Registered Investment Companies
Small Cap	16,839,536			16,839,536
Mid Cap	2,720,258			2,720,258
Large Cap	78,615,622			78,615,622
International	16,948,955			16,948,955
Bond	7,644,952			7,644,952

Common/Collective Trust Funds		84,904,136		84,904,136

Total Assets at Fair Value	$123,224,209	$84,904,136	$0	$208,128,345

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

As of December 31, 2010, there were no significant transfers between Level 1 and Level 2 assets.

For December 31, 2010, for investments in certain entities that calculate the net asset value per share as the investment’s fair value measurement, the following table provides an overview, by major category, of the nature and risks associated with such investments as well as whether it’s probable those investments will be sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Manning & Napier Retirement Target Investment Trust Funds(a)	$49,242,155	$—	Daily	See footnote
Manning & Napier Retirement Target Income Fund I (b)	1,534,972	—	Daily	See footnote
RiverSource Trust Income Fund II (d)	42,799,801	—	Daily	See footnote
RiverSource Trust Collective Inv Fund Money Market Fund II (e)	13, 241	—	Daily	See footnote

Total	$93,590,169	$—

For December 31, 2009, for investments in certain entities that calculate the net asset value per share as the investment’s fair value measurement, the following table provides an overview, by major category, of the nature and risks associated with such investments as well as whether it’s probable those investments will be sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Manning & Napier Retirement Target Investment Trust Funds(a)	$18,712,972	$—	Daily	See footnote
Manning & Napier Retirement Target Income Fund I (b)	390,720	—	Daily	See footnote
RiverSource Trust Core Balance Fund II (c)	24,050,083	—	Daily	See footnote
RiverSource Trust Income Fund II (d)	41,738,108	—	Daily	See footnote
RiverSource Trust Collective Inv Fund Money Market Fund II (e)	12, 253	—	Daily	See footnote

Total	$84,904,136	$—

(a)	This category includes investments in funds seeking capital growth with a mix of stocks, bonds and cash. The funds have medium to high risk level. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The redemption notice period is up to 12 months.
(b)	This category includes investments in funds seeking protection of capital while generating income by investing in a modest mix of stocks, bonds and cash. The underlying fund maintains a minor stock position to add potential growth when equity market risk is low; however, this approach clearly favors stability over growth. The fund has medium to high risk level and may be for investors who plan to retire in the near future or are already retired. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. The redemption notice period is up to 12 months.
(c)	This category includes investments in funds seeking capital appreciation and income consistent with capital preservation. The fund invests in a portfolio of equity and fixed income securities through the investment in the RiverSource Trust Equity Index Base fund (60%) and RiverSource Trust Bond Fund (40%). The fund will be rebalanced monthly. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. There are no restrictions within the fund related to frequency or notice periods for redemptions out of the fund.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

(d)	This category includes investments in funds seeking to preserve principal and income while maximizing current income. The fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size and yield. The fund also invests in short-term investments and the RiverSource Trust Stable Capital Fund I which invests primarily in U.S. government-backed bonds together with book value contracts. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. There are no restrictions within the fund related to frequency or notice periods for redemptions out of the fund, however; the fund may take up to twelve (12) months to fulfill a 100% payout.
(e)	This category investments exclusively in RiverSource Trust Money Market Fund I which invests in commercial paper, certificates of deposit, and fixed timed deposits. At least 20% of the portfolio is invested in obligations that mature on the following business day and 80% in payable on demand securities or a maturity date of 91 days or less. There are no restrictions within the fund related to frequency or notice periods for redemptions out of the fund, however; the fund may take up to ninety-one days to fulfill a 100% payout.

Note 5. Related-Party Transactions

Effective January 1, 2009, Wells Fargo Corporation purchased Wachovia Bank, N.A.(Bank). The Bank continues as trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Company believes there was no impact to services provided or investment options as a result of the purchase.

The Plan maintains certain investments in shares of registered investment companies and common/collective trust funds which are managed by affiliates of Wells Fargo Corporation. Also, the Plan invests in Holdings Common Stock.

The Plan held 6,171 shares of Holdings Common Stock with a fair value of $445,303 at December 31, 2010. The Plan held 5,451 shares of Holdings Common Stock with a fair value of $454,886 at December 31, 2009. Holdings has not paid a dividend on its Common Stock since inception.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 7. Tax Status

Effective January 1, 2009, the Plan was amended and restated to incorporate amendments since the last amendment and restatement of the Plan in February, 1992. As part of the restatement the Plan adopted various tax code changes as a result of the passing of the Pension Protection Act of 2006. The incorporation of the amendments and the provisions of the Pension Protection Act of 2006 did not result in any significant changes to the Plan as restated.

The Plan obtained its latest determination letter on April 24, 2010 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement date.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 7. Tax Status (Continued)

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$234,101,394	$212,107,704

Difference in:
Investments	2,801,150	2,612,644
Receivables – notes receivable from participants	(2,801,150)	(2,612,644)

Net assets available for benefits per the Form 5500	$234,101,394	$212,107,704

Lands’ End, Inc. Retirement Plan

      Plan number: 001

      FEIN: 41-6400338

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
		Shares of registered investment companies:
	PIMCO	Total Return Fund	*	*	$9,127,549
	William Blair	Small Cap Growth	*	*	11,073,338
	Dodge & Cox	Stock Fund	*	*	18,097,689
	T. Rowe Price	Mid Cap Growth	*	*	3,719,564
	T. Rowe Price	Growth Stock Fund	*	*	51,463,784
	Columbia	Mid Cap Value Fund	*	*	3,513,619
	Vanguard	Institutional Index Fund	*	*	14,210,438
	Vanguard	Small-Cap Index Fund	*	*	8,613,337
	American	Europacific Growth Fund	*	*	17,560,726

					137,380,044

		Shares of common and collective trust funds:
	Manning & Napier	Retirement Target 2050 Investment Trust Fund	*	*	2,547,112
	Manning & Napier	Retirement Target 2040 Investment Trust Fund	*	*	7,485,311
	Manning & Napier	Retirement Target 2030 Investment Trust Fund	*	*	19,958,029
	Manning & Napier	Retirement Target 2020 Investment Trust Fund	*	*	13,143,889
	Manning & Napier	Retirement Target 2010 Investment Trust Fund	*	*	6,107,814
	Manning & Napier	Retirement Target Income Fund I	*	*	1,534,972
*	RiverSource Trust	Income Fund II	*	*	42,684,530

*	RiverSource Trust	Collective Inv Fund Money Market Fund II	*	*	93,461,657 13,241

					93,474,898

		Shares of common stock:
*	Sears Holdings Corporation	Sears Holdings Stock	*	*	445,303

*	Participants	Participant Loans (interest rates from 4.25% to 10.0%, Maturing through 2020)	*	*	2,801,150

					$234,101,395

*	Indicates a party-in-interest as defined by ERISA.
**	Not applicable for participant - directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LANDS’ END, INC. RETIREMENT PLAN

By:	LANDS’ END, INC. RETIREMENT PLAN COMMITTEE
Plan Administrator

By:	/s/ Tim Martin
Tim Martin, Member of Plan Committee and Senior Vice President & CFO of Lands’ End, Inc.

Date June 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McGladrey & Pullen, LLP.